

August 21, 2013

Via E-mail
Marc Fox
Chief Financial Officer
Ladder Capital Finance Holdings LLLP
345 Park Avenue
8th Floor
New York, New York 10154

> **Re: Ladder Capital Finance Holdings LLLP**
> **Ladder Capital Finance Corporation**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed August 19, 2013**
> **File No. 333-188224**

Dear Mr. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial and Other Data, page 14

1.   We note your disclosure on page 2 that you have $1.8 billion of committed secured financing available from certain lending institutions. You also disclose that you have $902 million of committed term financing available from the FHLB. However, your disclosure in the table on page 14 only discusses the $1.8 billion of committed financing. Please clarify if the $902 million is additional undrawn committed financing available to you and revise the disclosure throughout your filing accordingly.

2.   We note your disclosure of Adjusted Net Income which includes an adjustment for unrecognized hedging derivative results. Please expand your disclosure to further explain what this adjustment represents including what is meant by the term "unrecognized."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

3.   We note your response to comment 2 of our letter dated August 2, 2013 and your disclosure on pages 1, 62 and 99 relating to "net revenues." Given that this measure is not presented in your statement of income, please tell us how you considered the disclosure required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified it as a non-GAAP measure and have not reconciled it to the most comparable GAAP measure. Also, we note that you discuss certain items as a percentage of net revenues; we believe this may give the non-GAAP measure undue prominence. Please revise accordingly.

Consolidated Statements of Income, page F-44

4.   We note your line item "Operating Expenses" in your statements of income. We also note that the operating expenses related to your operating lease income have significantly increased in the six months ended June 30, 2013. Please tell us what consideration you gave to breaking out these expenses as a separate line from other operating expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua N. Korff, Esq.
        Michael Kim, Esq.
        Kirkland & Ellis LLP